SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 04)

                         (Name of Issuer)
 MIRACOR DIAGNOSTICS, INC.
................................................................................

                  (Title of Class of Securities)
 Common Stock, $0.15 par value per share
................................................................................

                           (CUSIP Number)
 60461S104
................................................................................

        (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)
Alan D. Kruse
2082 Salto Dr.
Hacienda Heights, CA 91745
(702) 285-4262

................................................................................

(Date of Event Which Requires Filing of This Statement)

July 24, 2009
................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]



CUSIP No. 60461S104    Schedule 13D      Page 2 of 4 Pages
                       Amendment 4

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

   Alan D. Kruse..........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     Not applicable.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds ...[PF]..............................

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..USA...................

Number of       7. Sole Voting Power...3,767,969........................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......3,767,969...............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...3,767,969.............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11) 21.27% ......

14.     Type of Reporting Person...[IN]................



CUSIP No. 60461S104           Schedule 13D             Page 3 of 4 Pages
                              Amendment 4

Item 4 is amended as follows:

4 (v) The Reporting person may from time to time, conduct open market operations to ensure liquidity in the market and/or to detect the intentions of prospective purchasers and sellers.

Item 5(c) is amended as follows to reflect recent transactions.

(c) The following transactions were made by the Reporting Person in the open market during the sixty days prior to this current amended filing.

166,255 net shares purchased aggregate purchase price of $722.82 (.0043/sh) 341,497 net shares purchased aggregate purchase price of $1274.81 (.0037/sh)



CUSIP No. 60461S104          Schedule 13D               Page 4 of 4 Pages
                             Amendment 4



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2009

/s/ Alan D. Kruse

Name:  Alan D. Kruse